UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated October 18, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: October 18, 2007	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

News Release TSX-V: PDO 07-23 October 18, 2007

PORTAL ADDS TO LAND HOLDINGS FOR URANIUM EXPLORATION IN ARGENTINA

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that three separate claims “cateos” have been applied for  in the San Jorge Basin of Chubut Province, Argentina to cover newly discovered uranium mineralization and extensions of favourable stratigraphy.

The San Jorge Basin contains uranium mineralization at several stratigraphic levels within Cretaceous and Tertiary age sediments.  To date, the most significant mineralization occurs within the Los Adobes Formation of lower Cretaceous age, which hosts the Cerro Solo, Los Adobes and El Condor deposits.  The Cerro Solo deposit was discovered by the Comisión Nacional de Energia Atómica’s (CNEA– National Atomic Energy Commission of Argentina) as a consequence of airborne radiometric surveying, mapping, sampling and follow-up drilling.  The Cerro Solo deposit contains 10 million pounds uranium and 3.3 million pounds of molybdenum, within a resource grading 0.30 % U and 0.20 % Mo respectively (CNEA Report 1997).

La Pampa Uranium Project, Portal’s exploration program in the San Jorge Basin, has been evaluating nine exploration concessions covering 53,969 hectares (208 square miles) 40 to 80 kilometers southwest of the Cerro Solo uranium deposit owned by CNEA.  As well, Portal has been exploring the eastern portion of the San Jorge Basin for uranium mineralization hosted within fluvial sediments of the upper Cretaceous age Puesto Manuel Arce Formation and within lower Tertiary age sediments of the Salamanca Formation.  Several prospects have been discovered within these rocks and the level of exploration activity in the area is high.  To date, the Sierra Cuadrada prospect is the most significant discovery within the Puesto Manuel Arce Formation.  The prospect was drilled in the 1970’s by CNEA and it is reported that the grades range from 0.2% to 1.0% U3O8 across a 1 meter thickness (CIC Report 1984).

Portal’s exploration program within the San Jorge Basin has identified three new separate areas where claims have been applied for.  The Pichiñan claim, consisting of 10,000 hectares was staked to cover the westward extension of lower Cretaceous age sediments belonging to the Los Adobes Formation that is coincident with an airborne radiometric anomaly.  The claim is located approximately fifty kilometers southwest of the Cerro Solo deposit and adjacent to and contiguous with Portal’s Pampa del Baño claim.

The Varela and Bororoa claims, consisting of 10,000 hectares each, are situated in eastern Chubut Province.  The Varela claim is underlain by favourable carbonaceous bearing fluvial sediments of the Puesto Manuel Arce Formation.  To date, only four grab sample assays have been received with values up to 190 ppm uranium.  The Bororoa claim is underlain by favourable stratigraphy of the Puntudo Chico Formation, which is the equivalent of the Puesto Manuel Arce Formation. The claim is adjacent and contiguous to Wealth Mineral’s Bororo claim which Wealth reported that the average of 529 samples from the Bororo claim averaged 0.105% uranium.

A description of the Company’s assets including maps and photographs, can be viewed on the company’s website at www.portalresources.net.

Samples collected in the field were delivered to Acme Laboratory in Mendoza, Argentina S.A., a subsidiary of the international laboratory Acme Analytical Laboratories Limited where the samples were prepared and then transported to Acme’s laboratory in Vancouver, Canada for analysis. Samples are analyzed for uranium and trace elements by ICP/MS. Mr. Alex Boronowski, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Nordin is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.